Australian Oilseeds Holdings Limited

126-142 Cowcumbla Street, Cootamundra

Site 2: 52 Fuller Drive Cootamundra

PO Box 263 Cootamundra, Australia 2590

VIA EDGAR

June 28, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Thomas Jones and Asia Timmons-Pierce

Re: Australian Oilseeds Holding Limited

Amendment No. 2 to Draft Registration Statement on Form F-4

Submitted May 31, 2023

CIK No. 0001959994

Ladies and Gentleman:

Australian Oilseeds Holding Limited (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on June 21, 2023, regarding Amendment No. 2 to our Draft Registration Statement on Form F-4 submitted to the Commission on May 31, 2023. Concurrently with this response, the Company has submitted a Registration Statement on Form F-4 pursuant to the Staff’s comments (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter have the meanings as defined in the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form F-4 submitted May 31, 2023

What equity stake will current Public Shareholders, the Sponsor and the AOI, page 24

1.	We note your disclosure that the EDOC Public Shareholders will own 6.3% under the maximum redemption scenario. Please revise to reflect the maximum redemption assuming the NTA Proposal is approved.

Response: We respectfully acknowledge the Staff’s comment and advise in response that the Company revised the disclosure on pages 24-25 of the Registration Statement to include the percentages under the Maximum Redemptions scenario which assumes that the NTA Proposal is approved by the EDOC shareholders.

Comparative Historical and Unaudited Pro Forma Combined Per Share Financial Information ,

2.

Please ensure all amounts presented are accurate and consistent with amounts presented throughout the filing. For example, please correct the amounts for the pro forma net losses per share - basic and diluted under both Assuming No Additional Redemption and Assuming Maximum Redemption scenarios for the six months ended December 31, 2022. Please also clarify or correct the calculation of the amount for EDOC’s historical net loss per share - basic and diluted for the year ended June 30, 2022 here and on page 146.

Response: We respectfully acknowledge the Staff’s comment and advise in response that the Company revised the disclosures on pages 57 and 146 of the Registration Statement to correct the pro forma net loss per share – basic and diluted for the six months ended December 31, 2022 for the no additional redemptions and the maximum redemptions scenarios to be consistent with the amounts presented throughout the filing. The EDOC historical weighted average shares – basic and diluted and the net loss per share – basic and diluted have also been corrected on page 57 and page 146.

The Sponsor, EDOC’s directors, officers, advisors, and their affiliates may elect to purchase

Public Shares, page 63

3.	We note that shareholders have agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: We respectfully acknowledge the Staff’s comment and advise in response that the disclosure on page 63 indicates that we would disclose any transactions others to acquire EDOC Ordinary Shares, including whether we provided any party with incentives, in the future, which have not yet occurred. We respectfully point the Staff to disclosure on pages 11, 99 and 160, which notes that prior waivers of redemption rights were entered into for no additional consideration.

We may be subject to claims, litigation or regulatory actions, page 82

4.	Please update the disclosure in this risk factor and in the last paragraph on page 155 about the loan that is expected to be “fully paid by April 1, 2023.” Also, update the disclosure on pages 112 and 189 about approval of funding “expected to occur by the end of May 2023.”

Response: We respectfully acknowledge the Staff’s comment and advise in response that the Company revised the disclosure on (i) pages 83, 155, 190 and 210 of the Registration Statement to update the status of the cases and the repayment in full of the loan effective June 1, 2023 and (ii) pages 80-81, 112, 187 and 193 to update the disclosure regarding AOI receipt of a “formal intimation” from the Queensland government regarding its intent to provide the AUD$5 million grant to AOI.

Unaudited Pro Forma Condensed Combined Financial Statements, page 139

5.	Please correct the dates of the interim and annual pro forma statements of operations on pages 145 and 146. Please revise the interim pro forma statement of operations to refer to the six months ended December 31, 2022 rather than the year ended December 31, 2022 and revise the annual pro forma statement of operations to refer to the year ended June 30, 2022 rather than as of June 30, 2022.

Response: We respectfully acknowledge the Staff’s comment and advise in response that the Company revised the disclosures on pages 145 and 146 of the Registration Statement accordingly. The heading on page 145 has been corrected to state “…For the Six Months Ended December 31, 2022.” The heading on page 146 has been corrected to state “… For the Year Ended June 30, 2022.”

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 147

6.	As noted in your response letter, please revise the pro forma financial statements, including notes 5 and 6, to comply with prior comment 15 in a subsequent amendment.

Response: We respectfully acknowledge the Staff’s comment and advise that the Company remains in advanced stages of financing discussions. As such, the Company restates its response to prior comment 15 and will update the disclosure in a subsequent filing.

7.	Refer to note 7. Based on the disclosed terms of the IPO units sold by EDOC, it is not clear why you revised the number of potentially dilutive shares related to the public warrants from 4,500,000 to 9,000,000 in the two tables in this note and in the table on page 25. Please explain or revise.

Response: We respectfully acknowledge the Staff’s comment and advise in response that the Company revised the disclosures of the Registration Statement accordingly. The potentially dilutive shares related to the public warrants have been corrected to 4,500,000 in the table on page 25 and the two tables on page 154.

AOI’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 191

8.	Based on your inclusion of updated historical financial statements for the six months ended December 31, 2022 and 2021, please provide meaningful updated MD&A disclosures for as of and for the interim period.

Response: We respectfully acknowledge the Staff’s comment and advise in response that the Company revised the disclosure on page 192 of the Registration Statement accordingly.

Beneficial Ownership of Securities, page 202

9.	Please tell us with specificity where you revised the disclosure in response to prior comment 19.

Response: We respectfully acknowledge the Staff’s comment and advise in response that the Company revised the disclosure on page 204 of the Registration Statement to include the pre-business combination beneficial ownership of AOI.

Index to Consolidated Financial Statements, page F-1

10.	Please appropriately include a page reference to the Independent Audit Report for AOI under the annual financial statements and delete the current reference to the Independent Audit Report under the interim financial statements. Please also appropriately label AOI’s interim financial statements beginning on page F-72 as unaudited.

Response: We respectfully acknowledge the Staff’s comment and advise in response that the Company corrected its Independent Audit Report reference on Page F-1 and revised its disclosure on pages F-72 – F-75 of the Registration Statement.

Consolidated Financial Statements

Australian Oilseeds Investments Pty Ltd, page F-52

11.	We note your response to prior comment 27. We reissue the comment as the revised disclosure does not adequately explain the specific nature of Energreen Nutrition’s business, including why AOI has material purchases from and material sales to Energreen Nutrition, whether Energreen Nutrition resells the products it purchases from AOI to third party customers, and how AOI determined the appropriateness of its accounting for sales to Energreen Nutrition given that Mr. Gary Seaton owns and controls both AOI and Energreen Nutrition.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff in response that the Company revised its disclosure on page 82 of the Registration Statement to address its material purchases and sales to Energreen Nutrition and AOI’s accounting policies related to related party sales including resales.

12.	We reissue prior comment 26 as we note no disclosures on page F-59 that are responsive to our prior comment

Response: We respectfully acknowledge the Staff’s comment and advise the Staff in response that the Company revised its disclosure in the Registration Statement in connection with the Company’s significant customers and suppliers in the notes to the financial statements on page F-79.

General

13.	Please tell us, with a view to disclosure, whether you have received notice from the underwriter or any other firm engaged in connection with your initial public offering about ceasing involvement in your transaction and how that may impact your deal, including the deferred underwriting compensation owed for the initial public offering.

Response: EDOC and AOI respectfully advise the Staff that they have not received notice from I-Bankers Securities, Inc. (“I-Bankers”) or nay other advisors about ceasing involvement in the Business Combination and accordingly do not at this time see any potential impact on the transaction or any deferred compensation owed to I-Bankers or any other advisors.

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, Debbie A. Klis, Esq., at Rimon PC by telephone at (202) 935-3390.

Sincerely,

/s/ Gary Seaton
Gary Seaton, Chief Executive Officer

cc:	Rimon PC
Ellenoff Grossman & Schole LLP

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